Explanatory Note:
Effective May 1, 2008, the registrant acquired for approximately $209.0 million in cash Datascope Corp.’s (“Datascope”) patient monitoring business division (the “Business” and the “Acquisition”, respectively). Under Rule 3-05 of Regulation S-X, the Acquisition was determined to be greater than 40% and less than 50% material to the registrant, requiring that 2 years of audited financials for the Business be provided in connection with any public offering of securities by the registrant.
To meet the two-year audited financial statements requirement, after consultation with the Securities and Exchange Commission, the registrant is filing (i) on this 6-K, pre-Acquisition financials for the Business for the 10-month period from July 1, 2007 (the first day of Datascope’s fiscal year) through April 30, 2008 (the day prior to the Acquisition’s effective date), together with a pro forma condensed combined statement of operations to illustrate the pro forma effect on Mindray’s statement of operations had the Acquisition been completed on January 1, 2008, and (ii) under a separate 6-K, consolidated audited financials for the six months ended June 30, 2009, together with a related Management’s Discussion and Analysis of Financial Condition and Results of Operations. Combining those financials pre- and post-Acquisition financials with the registrant’s previously filed audited financial statements for the year ended December 31, 2008 (covering a 8-month post-Acquisition period) provides potential investors over 2 years of audited financials for the Business.

Exhibit 99.1
DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
INDEX TO COMBINED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 1, 2007 TO APRIL 30, 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1

Combined Statement of Operations for the Period from July 1, 2007 to April 30, 2008	2

Combined Balance Sheet as of April 30, 2008	3

Combined Statement of Changes in Division Equity for the Period from July 1, 2007 to April 30, 2008	4

Combined Statement of Cash Flows for the Period from July 1, 2007 to April 30, 2008	5

Notes to Combined Financial Statements for the Period from July 1, 2007 to April 30, 2008	6 - 23

REPORT OF INDEPENDENT AUDITOR
To the Board of Directors and Shareholders of Mindray Medical International Limited (“MMIL”)
In our opinion, the accompanying combined balance sheet and the related combined statement of operations, changes in division equity and cash flows present fairly, in all material respects, the financial position of the Patient Monitoring Business Division (“DPM”), a division of Datascope Corp. (the “Parent”), at April 30, 2008, and the results of its operations and its cash flows for the period from July 1, 2007 to April 30, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Datascope’s management and MMIL. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Hong Kong, March 1, 2010

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
COMBINED STATEMENT OF OPERATIONS

Period from
July 1, 2007
to April 30,
2008
$
Net revenues:
Products	111,089
Services	17,751
Related party manufacturing fees	3,365

Net revenues	132,205

Cost of revenues	(76,833)

Gross profit	55,372

Operating expenses:
Selling and general and administrative expenses	(62,900)
Research and development expenses	(13,682)

Operating loss	(21,210)

Foreign exchange gains	24

Loss before income taxes	(21,186)

Provision for income taxes	(1,024)

Net loss	(22,210)

The accompanying notes are an integral part of these combined financial statements.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
COMBINED BALANCE SHEET

As of
April 30, 2008
$
ASSETS
Current assets:
Cash and cash equivalents	397
Accounts receivable (net of allowance for doubtful accounts of $2,483)	27,241
Inventories	27,243
Other receivables	1,427
Deferred tax assets	—

Total current assets	56,308

Non-current assets:
Property, plant and equipment	28,073
Intangible assets	14,332
Goodwill	12,321

Total assets	111,034

LIABILITIES AND DIVISION EQUITY
Current liabilities:
Accounts payable	4,590
Other payables and accrued expenses	4,371
Warranty provision	555
Deferred tax liabilities	—
Income tax payable	40
Deferred revenue	2,226
Amount due to Datascope Corp. (“Parent”)	119

Total current liabilities	11,901

Non-current liabilities:
Deferred revenue	497
Warranty provision	90
Long term tax liability	926

Total non-current liabilities	1,513

Division equity:
Division equity	97,620

Total liabilities and division equity	111,034

The accompanying notes are an integral part of these combined financial statements.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
COMBINED STATEMENT OF CHANGES IN DIVISION EQUITY

Total
Division
equity
$
As of July 1, 2007	107,586

Net loss	(22,210)
Corporate expenses allocated from Parent	16,968
Distribution to Parent	(4,724)

As of April 30, 2008	97,620

The accompanying notes are an integral part of these combined financial statements.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
COMBINED STATEMENT OF CASH FLOWS

Period from
July 1, 2007
to April 30,
2008
$
Cash flows from operating activities:
Net loss	(22,210)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property, plant and equipment	3,893
Amortization of intangible assets	3,442
Allowance for doubtful accounts	466
Provision for inventory obsolescence	322
Loss on impairment of intangible assets	1,078
Loss on impairment of property, plant and equipment	2,453
Loss on disposal of property, plant and equipment	1,344
Corporate expenses allocated from Parent	16,968
Deferred income taxes	970
Changes in current asset and liabilities:
Decrease in accounts receivable	13,546
Decrease in amount due to Parent	(1,834)
Increase in inventories	(1,987)
Decrease in other receivables	140
Decrease in accounts payable	(4,245)
Decrease in other payables and accrued liabilities	(3,258)
Increase in income tax payable	54
Increase in deferred income	24

Net cash from operating activities	11,166

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,964)
Capitalization of software development cost	(3,221)

Net cash used in investing activities	(6,185)

Cash flows from financing activities:
Distribution to Parent	(4,724)

Net cash used in financing activities	(4,724)

Net increase in cash and cash equivalents	257

Cash and cash equivalents at beginning of the Period	140

Cash and cash equivalents at end of the Period	397

The accompanying notes are an integral part of these financial statements.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
1	The Business

The accompanying financial statements are those of the Patient Monitoring Business Division (“DPM”), a division of Datascope Corp. (the “Parent”). DPM is principally engaged in the manufacturing, design, installation, configuration distribution, services and sale of physiological monitors and monitoring systems.

2	Summary of Significant Accounting Policies
(a)	Basis of preparation

On March 11, 2008, Mindray Medical International Limited (“MMIL”) announced the definitive agreement to acquire DPM from the Parent. The closing date for the sale of DPM to MMIL was May 15, 2008. The effective date of the sale adopted for the purpose of the accompanying combined financial statements is April 30, 2008. The combined statement of operations, of changes in division equity and cash flows, are prepared for the period from July 1, 2007 to April 30, 2008 (the “Period”). No significant transactions occurred during the period from May 1, 2008 to May 15, 2008, except for the acceleration of employee benefit expenses associated with DPM employees in response to the sale of the business division (see Note 11). As such, the impact between May 1, 2008 and May 15, 2008 is considered immaterial to the financial statements of MMIL.

Prior to April 30, 2008, the operations of DPM were carried out by various legal entities in different locations owned and controlled by the Parent, including one legal entity, Artema Medical AB (“Artema”), incorporated in Sweden, which was solely devoted to DPM. The accompanying combined financial statements includes the assets, liabilities, revenues, cost of revenues, expenses, changes in division equity and cash flows that were directly attributable to DPM. The assets and liabilities have been stated at historical carrying amounts.

The combined statement of operations included all costs directly attributable to the DPM and also an allocation of certain general corporate expenses (“Corporate Allocations”) from the Parent. These general corporate allocation expenses primarily relate to expenses arising from the provisions of corporate functions, including finance, legal, marketing, executive management, technology and office services. These expenses were allocated based on estimates that management of the Parent considered as a reasonable reflection of the utilization of services provided to, or benefits received by DPM, as specific identification method was not practical. These expenses were as follows:
•	Expenses for corporate functions such as finance, legal, marketing and executive management, of which majority relates to employee compensation costs, are allocated to DPM based on percentage of the revenues of DPM to the total revenues of the Parent.

•	Technology expenses incurred on computer softwares are allocated to DPM based on percentage of number of employees of DPM to total number of employees of the Parent.

•	Office services incurred on internal mailing, salaries for receptionist and other office expenses are allocated to DPM based on percentage of number of employees of DPM to total number of employees of the Parent.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies (Continued)

Total corporate selling and general and administrative expenses allocated from the Parent was $16,968,000 for the Period. While the expenses allocated to DPM for these items were not necessarily indicative of the expenses that would have been incurred if DPM had been a separate, independent entity, management of DPM did not believe that there is any significant difference between the nature and amount of these allocated expenses and the expenses that would have been incurred if DPM had been a separate, stand-alone entity. General corporate expenses allocated from Parent are recorded as capital contribution by the Parent.

The Parent manages cash centrally and there are no separate cash accounts, other than that of Artema’s, which was directly attributable to DPM. The division equity balance represents earnings, contribution from (including corporate allocations) and distributions to Parent which includes balances due to the Parent that are of an equity nature and is not expected to be repaid to the Parent. For purposes of the cash flow statement, cash receipts and cash payments, which were recorded as movement in division equity, have been presented as cash flows of DPM. Income tax liability is calculated based on a separate return basis as if DPM had filed a separate tax return.
(b)	Principles of consolidation

The combined financial statements of DPM have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). Significant transactions amongst the divisions across different locations within the DPM operations have been eliminated on combination.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the combined financial statements and the accompanying notes. The significant accounting estimates which had an impact on DPM’s combined financial statements include share-based compensation, impairment of intangible assets, allowance for doubtful accounts, inventories, provision of warranty, economic useful lives of property, plant and equipment, accrued liabilities, income taxes, tax valuation allowances and corporate allocations from parent. Actual results could differ from those estimates.

(d)	Foreign currency translation

The functional currency of DPM is the U.S. dollar (“USD”). For DPM operations under the Parent’s legal entity structure in countries other than United States, and Artema, the local currencies are their respective functional currencies. Assets and liabilities of foreign subsidiaries have been translated at period-end exchange rates with any translation differences recorded as part of the division equity, while revenues and expenses have been translated at average exchange rates in effect during the year.

The combined financial statements are presented using a reporting currency of USD.

(e)	Cash and cash equivalents

Cash and cash equivalents consist primarily of bank deposits which have original maturities of less than 90 days.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
2	Summary of Significant Accounting Policies (Continued)
(f)	Accounts receivable

DPM maintains a specific allowance for doubtful accounts for estimated losses resulting from the inability of its’ customers to make required payments, determined based on historical trends.

(g)	Inventories

DPM values its inventories at the lower of cost or market. Cost is determined on a standard cost basis that approximates the weighted average cost method. Write-downs of potentially obsolete or slow-moving inventories are recorded based on management’s specific analysis and future sales forecasts and economic conditions.

(h)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses reflected in earnings. Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the various assets. Plant and Machinery includes sales demonstration and service loaner equipment and are depreciated over 3 to 5 years.

The major categories of property, plant and equipment consist of the following:

Classification	Years
Building	40
Plant and machinery	3 to 5 years
Furnitures and fixtures	8 years
Land has an indefinite useful life as DPM acquired full ownership of the land upon the purchase. No useful life assigned.
(i)	Income taxes

DPM utilizes the asset and liability method for accounting for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Relevant evidence, both positive and negative, would be considered to determine the need for a valuation allowance.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
2	Summary of Significant Accounting Policies (Continued)
(j)	Intangible Assets

Purchased Intangible Assets

Purchased Intangible Assets includes core technology, customer relationships, a non-compete agreement and trade name, arising from the acquisition of Artema in June 2007. Core technology is amortized through cost of revenues on a straight-line basis, over the remaining estimated economic or legal life of the product, generally 5 to 13 years. Customer relationships, non-compete agreement and trade name are amortized on a straight-line basis using lives ranging from 5 to 20 years.

Capitalized Software Development Costs

In accordance with ASC 350, Intangibles — Goodwill and Other, costs incurred in the research and development of new software components and enhancements to existing software components are expensed as incurred until technological feasibility has been established, when there is a detailed program design. After technological feasibility is established, any additional software development costs are capitalized and included in Intangible Assets. Capitalized software at DPM for use in the manufacturing of its major product line, is amortized on a straight-line basis over the remaining estimated economic life of the product, including the current reporting period (not to exceed five years). Net capitalized software development costs included in intangible assets totaled $14,332,000 as at April 30, 2008 (see Note 3).

(k)	Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired. The goodwill included in the balance sheet arose from DPM’s acquisition of Artema. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis in accordance with ASC 350. On an annual basis, or when management determines that the carrying value of goodwill may not be recoverable based upon the existence of certain indicators of impairment, DPM calculate the fair value of a reporting unit, which is based on a discounted cash flow analysis, and compare it to the reporting unit’s carrying value. If the carrying value of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to the difference (see Note 4).

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
2	Summary of Significant Accounting Policies (Continued)
(l)	Impairment of Long Lived Assets

The recoverability of certain long-lived assets including intangible assets and property, plant and equipment are evaluated by an analysis of undiscounted cash flows expected to result from the use and eventual disposition of an asset or group of assets compared to its carrying value, and consideration of other significant events or changes in the business environment. When impairment exists, the carrying amount of these assets is reduced to fair value as defined in ASC 350 and ASC 360, Property, Plant and Equipment, for intangible assets (see Note 3) and property, plant and equipment (see Note 8), respectively.

(m)	Revenue Recognition

DPM generates revenue from sale of medical devices and related services. The medical devices that DPM sells include a software element that is essential to the functionality of the medical devices as a whole. However, since the sales arrangements do not require significant production, modification, or customization of the software, revenue from the sale of medical devices are recognized when all of the following conditions have been satisfied:
•	There is persuasive evidence of an arrangement;

•	Delivery has occurred (e.g. an exchange has taken place);

•	The sales price is fixed or determinable; and

•	Collectability is reasonably assured.
All sales are based on firm customer orders with fixed terms and conditions. DPM do not provide its customers with the right of return, price protection or cash rebates. The sales arrangements do not include any significant post customer support services and do not provide customers with upgrades. Accordingly, revenue from the sale of products is typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery.

For certain products where DPM maintain consigned inventory at customer locations, revenue is recognized when the product has been used by the customer. Historical experience is used to estimate warranty costs for the standard one year warranty included in DPM’s sale. Revenue for service repairs of equipment is recognized after service has been completed, and service contract revenue including extended warranty separately purchased by the customer, is recognized ratably over the term of the contract. Post shipment obligations for training commitments are considered perfunctory, and sales are recognized when delivered with provision for incremental costs. DPM reflect shipping and handling fees as revenue and shipping and handling costs as cost of sales.

Manufacturing fee received during the periods represents fees charged to the Parent for the production of the parts to be used in the products of the Parent’s Cardiac Assist segment (see Note 12). Such fees were agreed between DPM and the Parent.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
2	Summary of Significant Accounting Policies (Continued)
(n)	Warranty Costs

A warranty provision recorded at the time of product sale is estimated based on a historical rate. The provision is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Warranty period ranges from 1 to 3 years. Actual warranty claims are tracked by product line. Total warranty expenses charged to cost of revenues for the Period is $674,000.

Movements in warranty provision for the Period were as follows:

$
Balance at July 01, 2007	408
Provision made during the Period	674
Settlement made during the Period	(437)

Balance at April 30, 2008	645

(o)	Staff Retirement Plan Costs

Defined Benefit Plan

DPM participates in a retirement benefit plan owned by the Parent and recognizes expenses as incurred. The Parent has retirement benefit plans, covering substantially all U.S. and international employees.

DPM participates in the overall pension plan of the Parent. Under ASC 715, Compensation — Retirement Benefits, this is treated as a multiemployer pension plan. Therefore, the combined financial statements should include DPM’s contribution to the pension plan as net periodic pension cost. The balance sheet would only include a liability for any contributions due and unpaid. In accordance with ASC 715, such participation in a multiemployer pension plan would not require an allocation of the pension plan assets to the combined balance sheet of DPM, since assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to DPM employees.

As at April 30, 2008, no liabilities existed for any contributions due and unpaid. Total expense for the retirement plan directly attributable to DPM was $1,976,000 for the Period, including $648,000 required as the additional expenses to be recognized in the event of a curtailment, which was determined to have occurred as of April 30, 2008, as a result of the sale of the DPM to MMIL.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
2	Summary of Significant Accounting Policies (Continued)
(o)	Staff Retirement Plan Costs (Continued)

Defined Contribution Plan

DPM participates in a defined contribution plan owned by the Parent and recognizes expenses as incurred. The Parent maintains the 401(k) savings and supplemental retirement plan for eligible U.S. employees. The contributions are based on matching 50% of participating employees’ contributions up to a maximum of 6% of compensation. The Parent allocates the total expenses across its’ divisions base on an average rate over total salary for the Period, calculated at 2.8%. The total expense allocated to DPM under these plans was $676,000 for the Period.

(p)	Share-based compensation

DPM has no separate employee stock option plan, however, employees of DPM participate in the Parent’s stock option plan (see Note 11).

In accordance with ASC 718, Compensation — Stock Compensation, the Parent accounts for share-based compensation to employees based upon the fair value of the ordinary shares and share options at grant date, as consistent with the Parent. All the share options are equity-settled and share-based compensation are the related stock-based compensation expense over the appropriate vesting period.

(q)	Fair value disclosures

The fair value of a financial instrument is the amount at which the financial instrument would be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, accounts receivable, other receivables, accounts payable and other payables and accrued expenses approximate their fair values due to their short term nature.

(r)	Concentration of credit risk

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising DPM’s customer base. Ongoing credit evaluations of customers’ financial condition are performed. DPM maintains reserves for potential credit losses and these losses have not exceeded its’ expectations.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
2	Summary of Significant Accounting Policies (Continued)
(s)	Changes in accounting standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, subsequently coded to ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines “fair value” as: the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In addition, ASC 820 establishes a fair value hierarchy to be used to classify the source of information used in fair value measurements, new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy and a modification of the long-standing accounting presumption that the transaction price of an asset or liability equals its initial fair value. ASC 820 is effective for fiscal years beginning after November 15, 2008. DPM have assessed the impact of the standard and does not believe it will materially affect the financial statements for the Period and as at April 30, 2008.

In February 2007, the FASB issued SFAS No. 159, subsequently coded to ASC 825, Financial Instruments — Including an amendment of FASB Statement No. 115, subsequently coded to ASC 320. This statement provides an option to report selected financial assets and liabilities at fair value. In addition, ASC 825 establishes presentation and disclosure requirements for those assets and liabilities which the registrant has chosen to measure at fair value. ASC 825 is effective for fiscal years beginning after November 15, 2007. DPM have assessed the impact of the standard and does not believe it will materially affect the financial statements for the Period and as at April 30, 2008.

In June 2009, the FASB issued SFAS No. 168, subsequently coded ASC 105, Generally Accepted Accounting Principles. ASC 105 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied to non-governmental entities in the preparation of financial statements in conformity with GAAP. ASC 105 is effective for interim and annual periods ending after September 15, 2009.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
3    Intangible assets
Intangible assets consisted of the following:

	Gross		Net
	carrying	Accumulated	carrying
	value	amortization	value
	$	$	$
Intangible assets with finite lives:
Software Capitalization	29,861	(19,688)	10,173
License Agreement	2,802	(1,615)	1,187
Trade Name	389	(17)	372
Core Technology	3,000	(275)	2,725
Customer Relationships	800	(67)	733
Non-compete Agreement	270	(50)	220

Total	37,122	(21,712)	15,410

Less: Loss on impairment			(1,078)

Total			14,332

License agreement at the Netherland DPM, arising from the fees paid for the right to manufacture the product Anestar within the country. License agreement is amortized on a straight-line basis over a useful life of 5 years.
Amortization expense was $3,442,000 for the Period. An annual impairment test was performed for the Period. There was a loss on impairment of $1,078,000 for software capitalization attributable to a product of DPM, the Panorama central system. The impairment incurred as a result of a valuation exercise performed for the sale of DPM to MMIL on April 30, 2008. The fair value of the Panorama central system is determined using the excess-earnings income approach.
Estimated aggregate amortization expense for each of the next five years starting from May 1, 2008, is as follows:

$
2009	2,521
2010	2,368
2011	1,302
2012	934
2013	707
4    Goodwill
Goodwill as of April 30, 2008 was $12,321,000 as a result of the acquisition of Artema Medical AB on June 5, 2007. An annual impairment test was performed for the period ended April 30, 2008. No impairment was recorded for the Period.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
5    Income taxes
Earnings before income taxes consists of the following:

April 30,
2008
$
U.S.	(18,371)
Foreign	(2,815)

Earnings before income taxes	(21,186)

The related provision for income taxes consists of the following:

April 30,
2008
$
Current income taxes:
Federal	14
State	40
Foreign	—

54

Deferred income taxes:
Federal	831
State	139
Foreign	—

970

Total income taxes	1,024

Amounts are reflected in the preceding table based on the location of the taxing authorities.
At April 30, 2008, the cumulative amount of undistributed foreign earnings was nil. Deferred taxes have not been provided on the outside basis difference associated with the Company’s foreign subsidiaries.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
5    Income taxes (Continued)
Reconciliation of the U.S. statutory income tax rate to the effective tax rate is shown below:

		April 30,
		2008
		Effective
	Amount	Rate
	$	%
Tax computed at Federal statutory rate	(7,387)	35.0
(Decrease) increase resulting from:
State income taxes, net of Federal income tax benefit	(1,178)	5.6
Rate differential on foreign income	1,045	(4.9)
Increase in valuation allowance	8,667	(41.1)
Research and development credit, net	(232)	1.1
Meals & Entertainment	112	(0.5)
Other	(3)	—

Total income taxes	1,024	(4.8%)

Deferred taxes arise because of differences between the financial statement basis and tax basis of assets and liabilities, known as “temporary differences.” DPM record the tax effect of these temporary differences as “deferred tax assets” (generally items that can be used as a tax deduction or credit in future periods) and “deferred tax liabilities” (generally items that DPM receive a tax deduction for, but have not yet been recorded in the combined statement of earnings). Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets also arise from the generation of loss and tax credit carryforwards that may be used to reduce income tax liabilities in future or prior years.
The tax effects of the major items recorded as deferred tax assets and liabilities are:

April 30,
2008
$
Deferred Tax Assets:
Inventories	1,425
Accounts receivable	532
Tax loss carryforwards	13,013
Accelerated Depreciation	164
Accrued expenses	132
Other	94

Deferred tax assets before valuation allowance	15,360
Valuation allowance	(15,360)

Deferred tax assets after valuation allowance	—

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
5    Income taxes (Continued)
The combined balance sheet at April 30, 2008 includes the following deferred tax balances: current deferred tax asset of $15.3 million; noncurrent deferred tax asset of $0.1 million, offset by $15.4 million of valuation allowance.
At April 30, 2008, DPM had total U.S. Federal and State carryforwards of $14.6 million. The tax effect of the Federal and State net operating loss carryforwards was $5.1 million for Federal and $1.0 million for State. The Federal tax loss carryforwards may be carried forward for 20 years, and the State tax loss carryforwards may be carried over for periods varying from 5 to 20 years. DPM also had $22.1 million of foreign tax loss carryforwards, with a tax effect of $6.6 mil. Most of the foreign tax loss carryforwards may be carried forward indefinitely ($0.6 million expires in 2016).
Deferred tax assets are reduced by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. DPM consider relevant evidence, both positive and negative, to determine the need for a valuation allowance. Due to the significant U.S. loss generated during the period, and the inherent complexity in determining prior year U.S. earnings on a separate company basis, the Company believes it is more likely than not that its U.S. deferred tax assets will not be realized. As of April 30, 2008, we have recorded a valuation allowance of $15.6 million. Of this amount, $8.7 million has been recorded against our U.S. deferred tax assets. The remaining amount of $6.6 million is recorded against our foreign deferred tax assets. The change in the valuation allowance of $8.7 million during the period primarily consists of the establishment of the U.S. valuation allowance.
Significant judgment is required in evaluating the tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. DPM establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when DPM believe that certain positions might be challenged despite the belief that the tax return positions are fully supportable. DPM adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of FIN 48. DPM have elected to retain the existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes in accordance with FIN 48, and continue to reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of the income tax provision or benefit.
At April 30, 2008, the total amount of unrecognized tax benefits as calculated under FIN48 was $0.9 million. This amount represents the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate in future periods. The total amount of accrued interest and penalties resulting from such unrecognized tax benefits was $0.2 million at April 30, 2008. The total amount of interest and penalties recognized in the combined statements of earnings during the ten months period ended April 30, 2008 was $0.1 million.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
5    Income taxes (Continued)
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits as of April 30, 2008 was as follows:

$
Balance at July 1, 2007	912
Additions based on tax positions related to the current year	150
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Reductions due to lapse of applicable statute of limitations	(208)

Balance at April 30, 2008	854
Interest and penalties	72

Total balance at April 30, 2008	926

6    Accounts receivable
Movements in allowances for doubtful accounts were as follows:

$
Balance as at July 1, 2007	2,017
Allowances made during the Period	466

Balance as at April 30, 2008	2,483

7    Inventories
Inventories consisted of the following:

April 30, 2008
$
Raw materials	10,210
Work-in-progress	1,445
Finished goods	15,588

27,243

As of April 30, 2008, total slow-moving and obsolete inventories written down to their respective net realizable value amount to $322,000.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
8    Property, Plant and Equipment
Property, plant and equipment, net consisted of the following:

April 30, 2008
$
At cost
Land	4,996
Buildings	19,793
Plant and machinery	23,288
Furnitures and fixtures	7,576

Total	55,653
Less: Accumulated depreciation	(25,127)

30,526
Less: Loss on impairment	(2,453)

Net book value	28,073

Depreciation expenses were $3,893,000 for the Period. There was a loss on impairment of $2,453,000 for land. The impairment incurred as a result of a valuation exercise performed for the sale of DPM to MMIL on April 30, 2008. The fair value of land is determined using the discounted cash flow method.
9    Other receivables
Other receivables consisted of the following:

April 30, 2008
$
Purchase advances	322
Prepayments	257
VAT receivable	205
Maintenance and service contracts	99
Others	544

Total	1,427

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
10    Other payables and accrued expenses
Other payables and accrued expenses consisted of the following:

April 30, 2008
$
Accrued compensation	2,014
Accrued VAT payable	827
Accrued operating expense	562
Accrued consultancy cost	223
Accrued sales tax	230
Others	515

4,371

11    Share-based compensation plan
Share-based compensation for the Period relates to the options or restricted shares issued by the Parent for its employees. DPM has no separate employee stock option plan, however, employees of DPM participate in the Parent’s stock option plan. The Parent maintains the 2005 Equity Incentive Plan (“2005 Plan”), approved by stakeholders in December 2005, which authorized 1,200,000 shares covering several different types of awards, including stock options, performance shares, performance units, stock appreciation rights, restricted shares and deferred shares. DPM employees were only granted stock options and restricted shares.
On May 5, 2008, in connection with the sale of the DPM, the Board of Directors approved the accelerated vesting of all unvested stock options and unvested restricted stock outstanding for those employees who would be transferred upon the sale closing. The contractual life of all stock based compensation outstanding as at April 30, 2008 has been accelerated to expire by the closing date of sale of DPM to MMIL on May 15, 2008. All outstanding options of 159,400 and restricted stock of 4,980 to purchase became fully vested and immediately exercisable.
The effect of the acceleration of stock options, along with pension and vacation benefits accrued has been reflected into the Combined Statement of Operations for the Period. Total amount of acceleration is $3,152,000 for the Period.
Stock options
The stock option plans provide that options may be granted at an exercise price of 100% of fair market value of the Parent’s common stock on the date of grant, may be exercised in full or in installments, at the discretion of the Parent’s Board of Directors, and must be exercised within ten years from date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, generally 4 years, based on fair values. All share-based payments to employees and directors are recognized in the financial statements based on their grant date fair values. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. There were no stock options granted during the Period.

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
11	Share-based compensation plan (Continued)
Stock-based compensation expense for the Period was recorded in the combined statements of operations as follows:

Period from
July 1, 2007
to
April 30, 2008
$
Research and development expense	115
Selling, general and administrative expense	950

Total stock-based compensation expense	1,065

The following table summarizes information concerning outstanding and exercisable stock options at April 30, 2008.

		Weighted	Weighted
		average	average
		remaining	exercise
		contractual	price
Range of	Options	life	$
Exercise Prices
$20.97 — $28.53	4,300	0.04	27.05
$28.80 — $35.54	76,250	0.04	34.64
$36.34 — $40.08	78,850	0.04	38.31

	159,400	0.04	35.66
Summary of option activity, relating to the options held by employees of DPM under the Parent’s 2005 Plan as of April 30, 2008 and changes during the Period, is presented below:

		Weighted
		average
		exercise
		price
	Shares	$
Outstanding at July 1, 2007	378,071	33.92
Granted	—	—
Exercised	(180,971)	32.34
Forfeited/Expired	(37,700)	34.12

Outstanding at April 30, 2008	159,400	35.66

Vested and expected to vest at April 30, 2008	150,987	35.76

Exercisable at April 30, 2008	96,800	36.68

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
11	Share-based compensation plan (Continued)
Restricted Stock
A summary of restricted stock unit activity, relating to the restricted stock units held by employees of DPM under the Parent’s 2005 Plan as of April 30, 2008, and changes during the Period, is presented below:

		Weighted
		average
		grant
		price
	Shares	$
Non-vested at July 1, 2007	4,980	32.75
Vested	(4,980)	32.75

Non-vested at April 30, 2008	—

12	Related Party Disclosure
During the Period, a total of $3,365,000 manufacturing fee was received by DPM from the Parent, representing fees charged for the production of the parts used in the products of the Parent’s Cardiac Assist segment. Such fees were determined base on market rate, and agreed between DPM and the Parent. Total balance as of April 30, 2008 due from the Parent is $336,000.
13	Commitments and Contingencies
(a)	Lease commitments
Rental expenses attributable to DPM for the Period were allocated by the Parent. DPM does not have any direct legal obligation on these leases, except those signed for Artema, operating the Patient Monitoring business only. Rental expenses under operating leases for Artema were $170,000 for the Period.
The minimum rentals under operating leases are as follows:
Year Ending April 30,

$
2009	202
2010 and thereafter	135

337

DATASCOPE CORP.
PATIENT MONITORING BUSINESS DIVISION
(Dollars in thousands)
NOTES TO THE COMBINED FINANCIAL STATEMENTS
13	Commitments and Contingencies (Continued)
(b)	Contingencies
DPM is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to DPM. DPM does not believe that any of these matters will have a material adverse affect on its business, assets or operations.
14	Subsequent events
On March 11, 2008, MMIL announced the definitive agreement to acquire DPM from the Parent. The closing date for the sale of DPM to MMIL was May 15, 2008. The total purchase price was US$209 million in cash, as adjusted for working capital at the closing date. For the Period, the majority of DPM’s revenue is generated from sales in North America, with the remainder from markets largely in Europe. MMIL intend to maintain the existing branded product lines and to continue manufacturing DPM products in the United States.